Exhibit 99.1

PRESS RELEASE

MAGNA ANNOUNCES FOURTH QUARTER AND 2017 RESULTS AND RAISES QUARTERLY CASH DIVIDEND BY 20%

Fourth Quarter 2017 Highlights

•            Record sales of $10.4 billion, up 12% from the fourth quarter of 2016

•            Record diluted earnings per share of $1.53, an increase of 23%

•            Cash from operations of $1.4 billion

•            Returned $461 million to shareholders through share repurchases and dividends

•            Raises quarterly cash dividend by 20% to $0.33 per share

Full Year 2017 Highlights

•            Record sales of $38.9 billion, up 7% from 2016

•            Record diluted earnings per share of $5.90, an increase of 14%

•            Record cash from operations of $3.3 billion

•            Returned approximately $1.3 billion to shareholders through share repurchases and $400 million in dividends.

AURORA, Ontario, February 22, 2018 — Magna International Inc. (TSX: MG; NYSE: MGA), a technology company and one of the world’s largest automotive suppliers, today reported financial results for the fourth quarter and year ended December 31, 2017.

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2017	2016	2017	2016
Reported

Sales	$10,391	$9,253	$38,946	$36,445

Income from operations before income taxes	$761	$646	$2,999	$2,780

Net income attributable to Magna International Inc.	$556	$478	$2,206	$2,031

Diluted earnings per share	$1.53	$1.24	$5.90	$5.16

Non-GAAP Financial Measures(1)

Adjusted EBIT	$809	$696	$3,108	$2,898

Adjusted diluted earnings per share	$1.57	$1.31	$5.96	$5.23

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1) Adjusted EBIT and Adjusted diluted earnings per share are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. For a definition and reconciliation of these Non-GAAP financial measures, refer to our Non-GAAP financial measures reconciliation for the 3 months and year ended December 31, 2017 included in the “Supplemental Data” section of this Press Release.

MAGNA ANNOUNCES FOURTH QUARTER 2017 FINANCIAL RESULTS	CONNECT WITH MAGNA

“I’m pleased with our 2017 results which were records for sales, earnings per share, and operating cash flow. Looking forward, we continue to execute our strategy for long-term growth focused on the future of mobility. We have also realigned our management structure to further enhance collaboration and strengthen our position as a provider of mobility solutions.”

 - Don Walker, Magna’s Chief Executive Officer

THREE MONTHS ENDED DECEMBER 31, 2017

We posted record sales of $10.39 billion for the quarter ended December 31, 2017, an increase of 12% over the fourth quarter of 2016.  The sales increase was achieved in a period in which European light vehicle production increased 7% and North American light vehicle production decreased 5%, each relative to the fourth quarter of 2016. Our complete vehicle assembly sales increased 129% in the fourth quarter of 2017 largely reflecting the 2017 launches of the BMW 5-Series and Jaguar E-Pace at our assembly facility in Graz, Austria.

During the fourth quarter of 2017, income from operations before income taxes was $761 million, compared to $646 million in the fourth quarter of 2016.  Net income attributable to Magna International Inc. was $556 million in the fourth quarter of 2017 compared to $478 million in the fourth quarter of 2016. Diluted earnings per share were $1.53 in the fourth quarter of 2017 compared to $1.24 in the fourth quarter of 2016, reflecting an increase in net income attributable to Magna International Inc. and a 6% decrease in the weighted average number of diluted shares outstanding during 2017.

Adjusted EBIT in the fourth quarter of 2017 increased 16% to $809 million, compared to $696 million for the fourth quarter of 2016.  Our Europe and Asia segments each posted higher Adjusted EBIT and Adjusted EBIT as a percentage of sales, compared to the fourth quarter of 2016.

For the fourth quarter of 2017, adjusted diluted earnings per share increased 20% to $1.57 compared to $1.31 for the fourth quarter of 2016.

We generated cash from operations of $884 million in the fourth quarter of 2017, before changes in operating assets and liabilities, and $564 million from operating assets and liabilities. Investment activities for the fourth quarter of 2017 were $1.02 billion, including $750 million in fixed asset additions and a $267 million increase in investments, other assets and intangible assets.

YEAR ENDED DECEMBER 31, 2017

We posted record sales of $38.95 billion for the year ended December 31, 2017, an increase of 7% from the year ended December 31, 2016.  European light vehicle production increased 4% and North American light vehicle production decreased 4% in 2017 compared to 2016.

Income from operations before income taxes was $3.00 billion, an increase of $219 million. Net income attributable to Magna International Inc. was $2.21 billion and diluted earnings per share were $5.90, increases of $175 million and $0.74, respectively, each compared to 2016.

Adjusted EBIT increased 7% to $3.11 billion in 2017, compared to $2.90 billion for 2016.  Our Asia and Rest of World segments each posted higher Adjusted EBIT and Adjusted EBIT as a percentage of sales, compared to 2016.

Our adjusted diluted earnings per share increased 14% to $5.96 for 2017 compared to $5.23 for 2016.

During 2017, we generated cash from operations before changes in operating assets and liabilities of $3.56 billion, and invested $232 million in operating assets and liabilities. Investment activities for 2017 were $2.51 billion, including $1.86 billion in fixed asset additions and a $651 million increase in investments, other assets and intangible assets.

RETURN OF CAPITAL TO SHAREHOLDERS

During the three months and year ended December 31, 2017, Magna repurchased 6.7 million shares for $366 million and 26.2 million shares for $1.27 billion, respectively.  In addition, we paid dividends of $95 million and $400 million for the three months and year ended December 31, 2017, respectively.

Our Board of Directors declared a quarterly dividend of $0.33 with respect to our outstanding Common Shares for the quarter ended December 31, 2017. This dividend is payable on March 23, 2018 to shareholders of record on March 9, 2018.

“Our strong earnings growth and cash flow have enabled us to return significant amounts of capital to shareholders. Our 20% dividend increase, the ninth consecutive annual dividend increase, reflects the confidence that both management and our Board have in Magna’s future.”

- Vince Galifi, Magna’s Chief Financial Officer

2018 OUTLOOK

Our 2018 outlook remains unchanged from the outlook provided in our January 16, 2018 press release, except that European light vehicle production units have increased from 22.3 million to 22.4 million units. For further details, refer to the “2018 Outlook” section later in this press release.

REVIEW OF SELECT FOURTH QUARTER 2017 FINANCIAL INFORMATION

Other Expense, net

We recorded other expense, net of $28 million ($35 million after tax) for the three months ended December 31, 2017 compared to $30 million ($26 million after tax) for the three months ended December 31, 2016. These items had an unfavourable impact of $0.10 and $0.07 on diluted earnings per common share for the three months ended December 31, 2017 and 2016, respectively. For further details, refer to the “Other Expense, Net” section later in this press release.

US Tax Reform

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “US Tax Reform”), which (i) reduces the U.S. federal corporate tax rate from 35% to 21% beginning in 2018; (ii) requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred; and (iii) creates new taxes on certain foreign-sourced earnings.  At December 31, 2017, we have not completed our accounting for the tax effects of the US Tax Reform. However, we have made provisional estimates and recorded a net $23 million reduction in income tax expense. This included a $61 million tax benefit related to the remeasurement of our deferred tax balances partially offset by an expense of $38 million related to the one-time transition tax. These amounts positively impacted our diluted earnings per share by $0.06 in the fourth quarter of 2017.

Segment Analysis

North America

	For the three months
	ended December 31,
	2017	2016	Change

Vehicle Production Volumes (thousands of units)	4,139	4,358	(219)	–	5%

Sales
External Production	$4,872	$4,878	$(6)	—
Tooling, Engineering and Other	388	360	28	+	8%
Total Sales	5,260	5,238	22	—

Adjusted EBIT	$506	$516	$(10)	–	2%

Adjusted EBIT as a percentage of sales (i)	9.6%	9.9%		–	0.3%

(i)            Adjusted EBIT as a percentage of sales is calculated as Adjusted EBIT divided by Total Sales.

External production sales in North America was relatively unchanged at $4.87 billion for the fourth quarter of 2017 compared to $4.88 billion for the fourth quarter of 2016 while North American vehicle production volumes decreased 5%. Lower production volumes on certain existing programs were substantially offset by the launch of new programs during or subsequent to the fourth quarter of 2016, including the Jeep Compass, Chevrolet Equinox and GMC Terrain, Volkswagen Atlas, Ford Expedition and Lincoln Navigator, and a $67 million favourable impact due to the strengthening of the Canadian dollar against the U.S. dollar.

In North America, Adjusted EBIT decreased $10 million to $506 million for the fourth quarter of 2017 compared to $516 million for the fourth quarter of 2016.  The decrease was primarily due to customer settlements in the fourth quarter of 2017, higher pre-operating costs incurred at new facilities and reduced earnings on lower production sales partially offset by operational improvements, higher scrap steel recoveries, lower warranty costs, and an $11 million favourable impact due to the strengthening of the Canadian dollar and Mexican peso, each against the U.S. dollar.

Adjusted EBIT as a percentage of sales decreased 0.3% to 9.6% for the fourth quarter of 2017 compared to 9.9% for the fourth quarter of 2016.  The decrease was primarily due to customer settlements in the fourth quarter of 2017, higher pre-operating costs incurred at new facilities and reduced earnings on lower production sales partially offset by operational improvements, higher scrap steel recoveries and lower warranty costs.

Europe

	For the three months
	ended December 31,
	2017	2016	Change

Volumes (thousands of units) (i)
Vehicle Production	5,755.0	5,384.0	371.0	+	7%

Magna Complete Vehicle Assembly	27.3	7.4	19.9	+	269%

Sales
External Production	$2,706	$2,204	$502	+	23%
Complete Vehicle Assembly	1,007	439	568	+	129%
Tooling, Engineering and Other	593	581	12	+	2%
Total Sales	4,306	3,224	1,082	+	34%

Adjusted EBIT	$151	$71	$80	+	113%

Adjusted EBIT as a percentage of sales	3.5%	2.2%		+	1.3%

(i)            Vehicles produced at our Complete Vehicle Assembly operations are included in Vehicle Production volumes.

External production sales in Europe increased 23% or $502 million to $2.71 billion for the fourth quarter of 2017 compared to $2.20 billion for the fourth quarter of 2016 while European vehicle production volumes increased 7%. The increase in production sales was primarily due to a $199 million favourable impact from the strengthening of foreign currencies, including the euro, Polish Zloty, and Czech Koruna each against the U.S. dollar, and the launch of new programs during or subsequent to the fourth quarter of 2016 including the BMW 5-Series, Ford Fiesta, Mercedes-Benz GLC and GLC Coupe and the Land Rover Range Rover Velar. Complete vehicle assembly sales increased $568 million to $1.01 billion in the fourth quarter of 2017 compared to $439 million for the fourth quarter of 2016 primarily due to the 2017 launches of the BMW 5-Series and Jaguar E-Pace.

In Europe, Adjusted EBIT increased $80 million to $151 million for the fourth quarter of 2017 compared to $71 million for the fourth quarter of 2016.  The increase was primarily due to margins earned on higher production and complete vehicle assembly sales and lower warranty costs partially offset by operational inefficiencies and launch costs incurred at a body and chassis facility, lower equity income and higher commodity costs.

Adjusted EBIT as a percentage of sales increased 1.3% to 3.5% for the fourth quarter of 2017 compared to 2.2% for the fourth quarter of 2016.  The increase was primarily due to higher production sales at margins higher than our European average and lower warranty costs partially offset by operational inefficiencies and launch costs at a body and chassis facility, lower equity income and higher commodity costs.

Asia

	For the three months
	ended December 31,
	2017	2016	Change

Sales
External Production	$644	$663	$(19)	–	3%
Tooling, Engineering and Other	150	112	38	+	34%
Total Sales	794	775	19	+	2%

Adjusted EBIT	$139	$100	$39	+	39%

Adjusted EBIT as a percentage of sales	17.5%	12.9%		+	4.6%

External production sales in Asia decreased 3% or $19 million to $644 million for the fourth quarter of 2017 compared to $663 million for the fourth quarter of 2016. This decrease was primarily due to lower production volumes on certain existing programs partially offset by the launch of new programs during or subsequent to the fourth quarter of 2016 and a $22 million favourable impact due to the strengthening of foreign currencies, including the Chinese renminbi, against the U.S. dollar.

In Asia, Adjusted EBIT increased $39 million to $139 million for the fourth quarter of 2017 compared to $100 million for the fourth quarter of 2016.  The increase was primarily due to higher equity income, partially offset by reduced earnings due to lower production sales. The higher equity income related to higher net income at a certain equity investment as a result of an increase in sales partially offset by higher pre-operating costs incurred relating to a new venture.

Adjusted EBIT as a percentage of sales increased 4.6% to 17.5% for the fourth quarter of 2017 compared to 12.9% for the fourth quarter of 2016.  The increase was primarily due to higher equity income, partially offset by an increase in tooling sales as a proportion of total sales, which have a higher material and labour content than our Asia average.

Rest of World

	For the three months
	ended December 31,
	2017	2016	Change

Sales
External Production	$153	$133	$20	+	15%
Tooling, Engineering and Other	7	11	(4)	–	36%
Total Sales	160	144	16	+	11%

Adjusted EBIT	$(3)	$4	$(7)	—

External production sales in Rest of World increased 15% or $20 million to $153 million for the fourth quarter of 2017 compared to $133 million for the fourth quarter of 2016. External production sales were higher primarily due to net customer price increases subsequent to the fourth quarter of 2016.

In Rest of World, Adjusted EBIT decreased $7 million to a loss of $3 million for the fourth quarter of 2017 compared to income of $4 million for the fourth quarter of 2016. The decrease was primarily due to operational inefficiencies at certain manufacturing facilities partially offset by net customer price increases subsequent to the fourth quarter of 2016.

2018 OUTLOOK

Light Vehicle Production (Units)
North America	17.4 million
Europe	22.4 million

Segment Sales
Body Exteriors & Structures	$16.6 - $17.4 billion
Power & Vision	$11.8 - $12.4 billion
Seating Systems	$5.3 - $5.7 billion
Complete Vehicles	$6.0 - $6.4 billion

Total Sales	$39.3 - $41.5 billion

Adjusted EBIT Margin(2)	7.9% - 8.2%

Equity Income (included in EBIT)	$335 - $375 million

Interest Expense, net	Approximately $90 million

Income Tax Rate(3)	Approximately 22-23%

Net income attributable to Magna	$2.3 - $2.5 billion

Capital Spending	Approximately $1.8 billion

(2)  Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales.

(3)  The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation.

In this 2018 outlook, we have assumed:

•                  2018 light vehicle production volumes (as set out above);

•                  no material unannounced acquisitions or divestitures; and

•                  foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency were:

•                  1 Canadian dollar equals U.S. dollars             0.780

•                  1 euro equals U.S. dollars                                                                                                        1.170

These foreign exchange rates are unchanged from our previous 2018 outlook dated January 16, 2018.

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.  To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016

Sales	$10,391	$9,253	$38,946	$36,445

Costs and expenses
Cost of goods sold	8,920	7,901	33,258	31,123
Depreciation and amortization	313	278	1,173	1,056
Selling, general and administrative	437	424	1,668	1,601
Interest expense, net	20	20	70	88
Equity income	(88)	(46)	(261)	(233)
Other expense, net	28	30	39	30
Income from operations before income taxes	761	646	2,999	2,780
Income taxes	189	150	744	706
Net income	572	496	2,255	2,074
Income attributable to non-controlling interests	(16)	(18)	(49)	(43)
Net income attributable to Magna International Inc.	$556	$478	$2,206	$2,031

Earnings per Common Share:
Basic	$1.54	$1.25	$5.93	$5.19
Diluted	$1.53	$1.24	$5.90	$5.16

Cash dividends paid per Common Share	$0.275	$0.25	$1.10	$1.00

Weighted average number of Common Shares outstanding during the period [in millions]:
Basic	359.6	383.0	371.8	391.0
Diluted	362.3	385.0	373.9	393.2

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

	As at	As at
	December 31,	December 31,
	2017	2016

ASSETS
Current assets
Cash and cash equivalents	$726	$974
Accounts receivable	6,878	6,165
Inventories	3,379	2,804
Prepaid expenses and other	237	220
	11,220	10,163

Investments	2,088	1,850
Fixed assets, net	8,141	7,022
Intangible assets, net	650	621
Goodwill	2,099	1,923
Deferred tax assets	236	268
Other assets	959	719
	$25,393	$22,566

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$259	$623
Accounts payable	6,299	5,430
Accrued salaries and wages	836	768
Other accrued liabilities	1,649	1,639
Income taxes payable	18	96
Long-term debt due within one year	108	139
	9,169	8,695

Long-term debt	3,195	2,394
Long-term employee benefit liabilities	670	667
Other long-term liabilities	304	298
Deferred tax liabilities	323	293
	13,661	12,347

Shareholders’ equity
Capital stock
Common Shares
[issued: 358,063,217; December 31, 2016 — 382,252,522]	3,617	3,796
Contributed surplus	119	105
Retained earnings	8,089	7,318
Accumulated other comprehensive loss	(597)	(1,451)
	11,228	9,768

Non-controlling interests	504	451
	11,732	10,219
	$25,393	$22,566

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016

Cash provided from (used for):

OPERATING ACTIVITIES
Net income	$572	$496	$2,255	$2,074
Items not involving current cash flows	312	382	1,306	1,231
	884	878	3,561	3,305
Changes in operating assets and liabilities	564	840	(232)	(39)
Cash provided from operating activities	1,448	1,718	3,329	3,266

INVESTMENT ACTIVITIES
Fixed asset additions	(750)	(662)	(1,858)	(1,807)
Purchase of subsidiaries	—	(117)	—	(1,810)
Increase in investments, other assets and intangible assets	(267)	(155)	(651)	(478)
Proceeds from disposition	105	75	332	138
Proceeds on disposal of facilities	49	—	49	—
Cash used for investing activities	(863)	(859)	(2,128)	(3,957)

FINANCING ACTIVITIES
Issues of debt	8	18	752	282
(Decrease) increase in short-term borrowings	(196)	24	(530)	386
Repayments of debt	(9)	(82)	(110)	(417)
Common Shares issued on exercise of stock options	24	5	44	33
Shares repurchased for tax withholdings on vesting of equity awards	(11)	(8)	(11)	(9)
Repurchase of Common Shares	(366)	(106)	(1,271)	(904)
Contributions to subsidiaries by non-controlling interests	—	—	10	—
Dividends paid to non-controlling interests	(5)	(6)	(38)	(6)
Dividends paid	(95)	(95)	(400)	(385)
Cash used for financing activities	(650)	(250)	(1,554)	(1,020)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents	9	15	24	16

Net (decrease) increase in cash, cash equivalents and restricted cash equivalents during the period	(56)	624	(329)	(1,695)

Cash, cash equivalents and restricted cash equivalents, beginning of period	895	544	1,168	2,863
Cash, cash equivalents and restricted cash equivalents, end of period	$839	$1,168	$839	$1,168

MAGNA INTERNATIONAL INC.

SUPPLEMENTAL DATA

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

Other Expense, net

During the three months ended December 31, 2017 and 2016, we recorded other expense, net items as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016

Restructuring (1)	$18	$17	$29	$17
Impairment of long-lived assets (2)	64	—	64	—
Impairment of investment (3)	17	—	17	—
Gain on formation of a new venture (4)	(45)	—	(45)	—
Gain on sale of investment (5)	(26)	—	(26)	—
Pension settlement (6)	—	13	—	13
Other expense, net	$28	$30	$39	$30

(1)         For the year ended December 31, 2017, we recorded net restructuring charges of $29 million, including $15 million ($11 million after tax) in North America for one of our body and chassis systems operations and $14 million ($14 million after tax) in Germany at a powertrain systems facility. For the three months ended December 31, 2017, $15 million ($11 million after tax) of net restructuring charges relate to one of our body and chassis systems operations in North America and $3 million ($3 million after tax) relate to a powertrain systems facility in Germany. During 2016, we recorded net restructuring charges of $17 million ($17 million after tax) in Germany at a powertrain systems facility.

(2)         Impairment of long-lived assets refers to fixed asset impairment charges of $64 million ($64 million after tax) in Europe related to two body and chassis systems facilities.

(3)         In the fourth quarter of 2017, we recorded an impairment charge of $17 million ($17 million after tax) on one of our European investments, which was accounted for under the equity method.

(4)         During the fourth quarter of 2017 we formed a new venture in China with Hubei Aviation Precision Machinery Co. Ltd. Under the terms of the arrangement, we contributed one of our China manufacturing operations and received net proceeds of $54 million for a 49.9%, non-controlling equity interest. The transaction resulted in a deconsolidation of our China manufacturing operation and resulted in a gain of $45 million ($34 million after tax).

(5)         A gain of $26 million ($26 million after tax) was recorded on the sale of our investment in Argus Cyber Security Ltd., a cost method investment.

(6)         A limited lump-sum payment was offered to certain terminated vested plan participants of our U.S. defined benefit pension plans in 2016. As a result of the partial settlement, we recognized a $13 million ($9 million after tax) non-cash settlement charge.

Segmented Information

The Company’s chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes [“Adjusted EBIT”] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking net income and adding back income taxes, interest expense, net, and other expense, net.

The following tables show segment information for the Company’s reporting segments:

	Three months ended				Three months ended
	December 31, 2017				December 31, 2016
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT [ii]	net	sales	sales	EBIT [ii]	net

North America
Canada	$1,666	$1,489		$883	$1,764	$1,597		$721
United States	2,554	2,493		1,593	2,590	2,506		1,573
Mexico	1,405	1,258		1,084	1,269	1,119		999
Eliminations	(365)	—		—	(385)	—		—
	5,260	5,240	$506	3,560	5,238	5,222	$516	3,293
Europe
Western Europe (excluding Great Britain)	3,548	3,435		2,443	2,569	2,472		1,912
Great Britain	146	146		162	147	147		127
Eastern Europe	734	659		728	622	541		545
Eliminations	(122)	—		—	(114)	—		—
	4,306	4,240	151	3,333	3,224	3,160	71	2,584
Asia	794	749	139	726	775	726	100	679
Rest of World	160	160	(3)	57	144	144	4	62
Corporate and Other [i]	(129)	2	16	465	(128)	1	5	404
Total reportable segments	$10,391	$10,391	$809	8,141	$9,253	$9,253	$696	7,022
Current assets				11,220				10,163
Investments, intangible assets, goodwill, deferred tax assets and other assets				6,032				5,381
Consolidated total assets				$25,393				$22,566

	Year ended				Year ended
	December 31, 2017				December 31, 2016
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT [ii]	net	sales	sales	EBIT [ii]	net

North America
Canada	$6,888	$6,215		$883	$6,784	$6,214		$721
United States	9,989	9,742		1,593	10,226	9,857		1,573
Mexico	5,505	4,867		1,084	5,121	4,586		999
Eliminations	(1,477)	—		—	(1,387)	—		—
	20,905	20,824	$2,064	3,560	20,744	20,657	$2,061	3,293
Europe
Western Europe (excluding Great Britain)	12,371	11,949		2,443	10,537	10,159		1,912
Great Britain	597	595		162	658	656		127
Eastern Europe	2,674	2,379		728	2,285	2,000		545
Eliminations	(465)	—		—	(400)	—		—
	15,177	14,923	596	3,333	13,080	12,815	543	2,584
Asia	2,791	2,608	366	726	2,674	2,502	266	679
Rest of World	584	583	12	57	465	464	(17)	62
Corporate and Other [i]	(511)	8	70	465	(518)	7	45	404
Total reportable segments	$38,946	$38,946	$3,108	8,141	$36,445	$36,445	$2,898	7,022
Current assets				11,220				10,163
Investments, intangible assets, goodwill, deferred tax assets and other assets				6,032				5,381
Consolidated total assets				$25,393				$22,566

[i]             Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii]          For a definition and reconciliation of Adjusted EBIT, refer to our Non-GAAP financial measures reconciliation included in the “Supplemental Data” section of this Press Release.

Non-GAAP Financial Measures

In addition to the financial results reported in accordance with U.S. GAAP, this press release contains references to the Non-GAAP financial measures reconciled below.  We believe the Non-GAAP financial measures used in this press release are useful to both management and investors in their analysis of the Company’s financial position and results of operations. In particular, management believes that Adjusted EBIT and Adjusted diluted earnings per share, are useful measures in assessing the Company’s financial performance by excluding certain items that are not indicative of the Company’s core operating performance. Management also believes that these measures are useful to both management and investors in their analysis of the Company’s results of operations, as they provide improved comparability between fiscal periods. The presentation of Non-GAAP financial measures should not be considered in isolation, or as a substitute for the Company’s related financial results prepared in accordance with U.S. GAAP.

The following table reconciles Net income to Adjusted EBIT:

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
Net income	$572	$496	$2,255	$2,074
Add:
Interest expense, net	20	20	70	88
Other expense, net	28	30	39	30
Income taxes	189	150	744	706
Adjusted EBIT	$809	$696	$3,108	$2,898

The following table reconciles Net income attributable to Magna International Inc. to Adjusted Diluted Earnings per Share:

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016

Net income attributable to Magna International Inc.	$556	$478	$2,206	$2,031
Add:
Other expense, net	28	30	39	30
Tax effect of other expense, net	7	(4)	7	(4)
US tax reform	(23)	—	(23)	—
Adjusted net income attributable to Magna International Inc.	$568	$504	$2,229	$2,057
Diluted weighted average number of Common Shares outstanding during the period:	362.3	385.0	373.9	393.2
Adjusted diluted earnings per share	$1.57	$1.31	$5.96	$5.23

This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov .

We will hold a conference call for interested analysts and shareholders to discuss our fourth quarter and year ended December 31, 2017 results on Thursday, February 22, 2018 at 7:30 a.m. EST. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call from North America is 1-800-678-8995. International callers should use 1-303-223-2681. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website on the morning of the call.

TAGS

Quarterly earnings, record quarter, financial results, sales growth

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com  |  905.726.7035

MEDIA CONTACT

Tracy Fuerst, Director of Corporate Communications & PR

tracy.fuerst@magna.com  |  248.631.5396

OUR BUSINESS  (4)

We have more than 168,000 entrepreneurial-minded employees dedicated to delivering mobility solutions. We are a technology company and one of the world’s largest automotive suppliers with 335 manufacturing operations and 96 product development, engineering and sales centres in 28 countries. Our competitive capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

FORWARD-LOOKING STATEMENTS

We disclose “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) to provide information about management’s current expectations and plans. Such forward-looking statements may not be appropriate for other purposes.

Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “aim”, “forecast”, “outlook”, “project”, “estimate”, “target” and similar expressions suggesting future outcomes or events to identify forward-looking statements.

(4) Manufacturing operations, product development, engineering and sales centres and employee figures generally include equity-accounted operations.

Forward-looking statements in this press release include, but are not limited to, statements related to:

•                  Magna’s forecasts of light vehicle production in North America and Europe;

•                  Expected consolidated sales, based on such light vehicle production, including expected split by segment in our Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles segments;

•                  Consolidated EBIT margin;

•      Consolidated equity income;

•      Net interest expense;

•      Effective income tax rate;

•      Net income;

•                  Fixed asset expenditures; and

•                  Future returns of capital to our shareholders, including through dividends or share repurchases.

Our forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

While we believe we have a reasonable basis for making such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry

•      economic cyclicality;

•      intense competition;

•      potential restrictions on free trade;

Customer and Supplier Related Risks

•      concentration of sales with six customers;

•      shifts in market shares among vehicles or vehicle segments;

•      potential loss of a material purchase order;

Manufacturing / Operational Risks

•      product launch risks;

•      operational underperformance

•      restructuring costs;

•      impairment charges;

•      labour disruptions;

•      supply disruptions;

IT Security Risk

•      IT/Security breach;

Pricing Risks

•      pricing risks between time of quote and start of production;

•      price concessions;

•      commodity costs;

•      declines in scrap steel prices;

Warranty / Recall Risks

•      costs to repair or replace defective products;

•      warranty costs that exceed our warranty provision;

•      costs related to a significant recall;

Acquisition Risks

•                  an increase in our risk profile as a result of completed acquisitions;

•      acquisition integration risk;

Other Business Risks

•      risks related to conducting business through joint ventures;

•                  our ability to consistently develop innovative products or processes;

•      changing risk profile;

•      risks of conducting business in foreign markets;

•      fluctuations in relative currency values;

•                  tax risks;

•                  changes in credit ratings assigned to us;

•                  the unpredictability of, and fluctuation in, the trading price of our Common Shares;

Legal, Regulatory and Other Risks

•      antitrust and compliance risk;

•      legal claims and/or regulatory actions against us; and

•      changes in laws.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled “Industry Trends and Risks” and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.